Sonasoft Corp.
2150 Trade Zone Blvd
Suite 203 San Jose, CA 95131
408-708-4000

March 7, 2014

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Matthew Crispino

Re: **Sonasoft Corp**
  Regulation A Offering Statement under the Securities Act Of 1933
  File No. 024-10327

Dear Sir/Madam:

Request is hereby made by Sonasoft Corp. (the "Company") for the date of qualification of the Company's Regulation A Offering Statement (File No. 024-10327) under the Securities Act of 1933, originally filed on August 13, 2012, as amended, to March 10, 2014 or as soon as practicable thereafter.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sonasoft Corp.



Nand (Andy) Khanna

President and Chief Executive
Officer

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